Exhibit 99.2

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B258884

(the “Company”)

PROXY AND VOTING FORM

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE COMPANY

TO BE HELD ON 6 JUNE 2023 AT 9:00 A.M. (CEST) AT 41A, AVENUE JOHN F. KENNEDY,

L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholder,

If on 23 May 2023 at midnight (24:00 hours) CEST (the “Record Date”), you are holding one or more share(s) of

Alvotech

a société anonyme existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884, you are entitled to participate at the annual and extraordinary general meeting of shareholders of the Company which will be held on 6 June 2023 at 09:00 a.m. CEST at 41A, Avenue John F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg and during which the shareholders shall deliberate and vote on the following agenda (the “General Meeting”):

AGENDA

1.

Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company’s annual financial statements and on the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

2.	Approval of the Company’s annual financial statements for the financial year ended 31 December 2022.

3.	Approval of the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

4.	Acknowledgement of the loss of the Company for the financial year ended 31 December 2022 and allocation of result.

5.

Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

6.

Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

7.	Presentation of and advisory vote on the remuneration policy for the Company applicable as from 6 June 2023.

8.	Approval of the remuneration of the board of directors of the Company.

9.

Amendment and restatement of the articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

In case you do not wish to attend the General Meeting in person, you can appoint another person as your representative by means of a proxy, or alternatively, you can vote by providing a voting form.

The board of directors of the Company considers that shareholders who provide proof of their shareholding on the Record Date and submit a voting form or provide a form of proxy as set forth below do not have to undertake other formalities to comply with the obligation set out in Article 5(3) of the Law dated 24 May 2011 on the exercise of certain rights of shareholders at general meetings of listed companies.

In case you wish to grant a proxy, please complete and sign a form of proxy in the form of the enclosed Schedule 1. Please return the form of proxy no later than 1 June 2023 at 09:00 a.m. (CEST) by mail, fax or e-mail to the centralising agent for shares listed and trading on Nasdaq Iceland (the “EU Centralising Agent”) at:

Computershare AB

Box 5267

102 46 Stockholm, Sweden

0771 24 64 00 (calls from Sweden)

+46 771 24 64 00 (calls from outside Sweden)

E-mail: info@computershare.se

In case you wish to vote by voting form, please complete and sign the voting form attached hereto as Schedule 2 and return it no later than on 1 June 2023 at 09:00 a.m. (CEST) by mail, fax or by e-mail to the EU Centralising Agent at the address referred to above. Only voting forms provided by the Company in the form of the enclosed Schedule 2 (Voting Form) may be used and only signed voting forms are being taken into account.

In case a shareholder provides a proxy and a voting form at the same time, the voting form shall prevail. Shareholders having submitted a voting form but who wish to revoke such voting form may do so by providing a later dated proxy or voting form, or by cancelling the voting form in writing to the EU Centralising Agent of the Company at the address referred to above in a timely fashion and in any case no later than on 1 June 2023 at 09:00 a.m. (CEST).

If your ownership of shares is indirectly recorded, through a clearing system, please ask your financial intermediary (bank, broker or other financial institution or intermediary) to send you a certificate certifying your shareholding at the Record Date and provide such certificate to the EU Centralising Agent at the address referred to above no later than 9:00 a.m. CEST on 1 June 2023.

Schedule 1

FORM OF PROXY

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF ALVOTECH (THE “GENERAL MEETING”)

TO BE HELD ON 6 JUNE 2023 AT 9:00 A.M. (CEST) AT 41A, AVENUE JOHN F. KENNEDY,

L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

The undersigned,

(If an individual: please indicate First and Family Name, Address and E-mail Address)

(If a company: please indicate Name or Company Name, Registered office, Registration Authority and

Number, Address and E-mail Address)

who is a holder of                  ordinary shares, as shown on the attached copy/-ies of the certificate(s) evidencing the shareholding on 23 May 2023 at midnight (24:00 hours) CEST (the “Record Date”), of

Alvotech

a société anonyme existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884 (the “Company”) hereby gives irrevocable proxy to

☐	Mr. Róbert Wessman, Ms. Tanya Zharov and/or Mr. Alexander Olliges, each acting individually and with full power of substitution

☐

(First and Family Name, Date and Place of Birth, Address of proxy holder)

to represent the undersigned at the General Meeting of the Company in order to deliberate and vote as follows on the agenda items when they are presented to the meeting:

AGENDA OF THE GENERAL MEETING

1.  Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company’s annual financial statements and on the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

No vote required

2. Approval of the Company’s annual financial statements for the financial year ended 31 December 2022.	YES ☐	NO ☐	ABSTAIN ☐

3. Approval of the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.	YES ☐	NO ☐	ABSTAIN ☐

4. Acknowledgement of the loss of the Company for the financial year ended 31 December 2022 and allocation of result.	YES ☐	NO ☐	ABSTAIN ☐

5.  Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

	YES ☐	NO ☐	ABSTAIN ☐

6.  Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

	YES ☐	NO ☐	ABSTAIN ☐

7. Presentation of and advisory vote on the remuneration policy for the Company applicable as from 6 June 2023.	YES ☐	NO ☐	ABSTAIN ☐

8. Approval of the remuneration of the board of directors of the Company.	YES ☐	NO ☐	ABSTAIN ☐

9.  Amendment and restatement of the articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general- meeting-2023 under the title “Proposed Amended and Restated Articles”.

	YES ☐	NO ☐	ABSTAIN ☐

Any omission, unclearly expressed or contradictory choice in one or more of the various voting instruction options provided above will be considered as an instruction to abstain from voting in respect of the proposed resolution of the respective meeting.

In case of a conflict of interest, the proxyholder shall disclose certain specified facts which may be relevant for the undersigned in assessing any risk that the proxyholder might pursue any interest other than the interest of the undersigned.

This proxy can be revoked by delivering a properly executed later-dated proxy or voting form or a declaration to revoke such proxy to the EU Centralising Agent in a timely fashion and in any case no later than on 1 June 2023 at 9:00 a.m. (CEST).

This proxy and the rights, obligations and liabilities of the undersigned and the proxyholder hereunder shall be governed by the laws of Luxembourg, with the exception of its rules of conflict of laws.

Any claims, disputes or disagreements arising under, in connection with or by reason of these proxies shall be brought by the undersigned and the proxy holder in the courts of the city of Luxembourg, and each of the undersigned and the proxy holder hereby submits to the exclusive jurisdiction of such courts in any such actions or proceeding and waives any objection to the jurisdiction or venue of such courts.

Signed on              2023.

Name:
By:
Title:

Schedule 2

VOTING FORM

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF ALVOTECH (THE “GENERAL MEETING”)

TO BE HELD ON 6 JUNE 2023 AT 9:00 A.M. (CEST) AT 41A, AVENUE JOHN F. KENNEDY,

L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

The undersigned,

(If an individual: please indicate First and Family Name, Address and E-mail Address)

(If a company: please indicate Name or Company Name, Registered office, Registration Authority and

Number, Address and E-mail Address)

who is a holder of              ordinary shares, as shown on the attached copy/-ies of the certificate(s) evidencing the shareholding on 23 May 2023 at midnight (24:00 hours) CEST (the “Record Date”), of

Alvotech

a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B258884 (the “Company”), hereby declares that he/she/it is not attending the General Meeting in person with the following agenda:

AGENDA

1.

Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company’s annual financial statements and on the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

2.	Approval of the Company’s annual financial statements for the financial year ended 31 December 2022.

3.	Approval of the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

4.	Acknowledgement of the loss of the Company for the financial year ended 31 December 2022 and allocation of result.

5.

Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

6.

Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

7.	Presentation of and advisory vote on the remuneration policy for the Company applicable as from 6 June 2023.

8.	Approval of the remuneration of the board of directors of the Company.

9.

Amendment and restatement of the articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

The undersigned hereby votes as follows on the proposed resolutions of the General Meeting:

First resolution

Decision: The general meeting of shareholders approves the Company’s annual financial statements for the financial year ended 31 December 2022.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Second resolution

Decision : The general meeting of shareholders approves the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Third resolution:

Decision: The general meeting of shareholders acknowledges that the Company made a loss of USD 30,521,443 with respect to the financial year ended 31 December 2022 and resolves to carry forward such loss to the next financial year.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Fourth resolution:

Decision: The General Meeting resolves to grant discharge to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Fifth resolution:

Decision : The general meeting of shareholders resolves to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 67895 as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Sixth resolution:

Background: The Company is subject to the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders at general meetings, as amended (the “Luxembourg Shareholders’ Rights Law”), which requires that the Company has a policy in place regarding the remuneration of the members of its Board of Directors (the “Remuneration Policy”). In addition to the remuneration of directors, the Remuneration Policy sets out, inter alia, the role and composition of the compensation committee of the Company.

The remuneration of the Board of the Directors, as set out in the Remuneration Policy, comprises a fixed remuneration and a participation in an equity incentive plan.

Decision: The general meeting of shareholders resolves by an advisory vote to approve the Remuneration Policy for the Board of Directors of the Company.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Seventh resolution:

Decision : The general meeting of shareholders resolves to approve the following remuneration to which the members of the board of directors and the committees of the Company are entitled:

(a) Annual Board Service Retainer:

•	All eligible directors: USD 50,000

•	Executive chairperson: USD 20,000 (in addition to the regular Annual Board Service Retainer)

•	Deputy chairperson: USD 25,000 (in addition to the regular Annual Board Service Retainer)

(b) Annual Committee Member Service Retainer:

•	Member of the audit committee: USD 10,000

•	Member of the compensation committee: USD 10,000

•	Member of the nominating committee: USD 10,000

(c) Annual Committee Chair Service Retainer (in lieu of Annual Committee Member Service Retainer):

•	Chair of the audit committee: USD 20,000

•	Chair of the compensation committee: USD 20,000

•	Chair of the nominating committee: USD 20,000

(d) Equity Compensation for directors: On initial appointment, each director is entitled to receive an equity grant in the form of restricted stock units equal to a value of USD 250,000 which will vest in three equal annual instalments on the first three anniversaries of the date of the grant. In addition, on the date of each annual general meeting of shareholders of the Company, each director may, subject to approval by the general meeting of shareholders, receive further grants in the form of stock options for a value of up to USD 230,000 which will be subject to three-year vesting and the exercise price of which will be determined on the date of the respective annual general meeting.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

YES:	☐

NO:	☐

ABSTENTION:	☐

Eighth resolution:

Background: As a consequence of the additional listing of shares on the regulated market of Nasdaq Iceland, the Company shall further comply with the provisions of the law of the main market in Iceland. The Luxembourg Shareholders’ Rights Law shall also apply to the Company and it is therefore suggested to amend the articles of association notably to align them with such additional provisions.

Decision: The general meeting of shareholders resolves to amend and fully restate the articles of association in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

(please mark your decision by a cross in the corresponding space reserved to that effect below)

Background: As a consequence of the additional listing of shares on the regulated market of Nasdaq Iceland, the Company shall further comply with the provisions of the law of the main market in Iceland. The Luxembourg Shareholders’ Rights Law shall also apply to the Company and it is therefore suggested to amend the articles of association notably to align them with such additional provisions.

Decision: The general meeting of shareholders resolves to amend and fully restate the articles of association in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

YES:	☐

NO:	☐

ABSTENTION:	☐

Any voting form not clearly showing a vote in favor, against or an abstention is void.

Any omission, unclearly expressed or contradictory choice in one or more of the various voting options provided above are going to be considered as an abstention from voting for the relevant resolution of the respective meeting.

The present voting form must be returned to the EU Centralising Agent by mail, fax or by e-mail no later than on 1 June 2023 at 9:00 (CEST).

Shareholders having submitted a voting form but who wish to revoke such voting form may do so by providing a later dated proxy or voting form or cancelling the voting form in writing to the EU Centralising Agent of the Company in a timely fashion and in any case no later than on 1 June 2023 at 9:00 (CEST).

This voting form and the rights, obligations and liabilities of the undersigned hereunder shall be governed by the laws of the Grand Duchy of Luxembourg, with the exception of its rules of conflict of laws.

Any claims, disputes or disagreements arising under, in connection with or by reason of this voting form shall be brought by the undersigned and the Company in the courts of the city of Luxembourg, and each of the undersigned and the Company hereby submits to the exclusive jurisdiction of such courts in any such actions or proceeding and waives any objection to the jurisdiction or venue of such courts.

Signed on              2023.

Name:
By:
Title: